AQUAS FINANCIAL, LLC

Statement of Financial Condition
Required by the U.S. Securities and Exchange Commission

Including Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2025

AQUAS FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

CONTENTS

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3–6



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of AQUAS Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AQUAS Financial, LLC (the "Company") as of December 31, 2025, and the related notes to the statement of financial condition (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2022.

February 24, 2026

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

AQUAS FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash	$	1,353,211
Deposit with clearing broker-dealer		112,018
Lease right of use asset		102,260
Prepaid expenses		24,335
TOTAL ASSETS	$	1,591,824

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	27,072
Lease liability		110,745
TOTAL LIABILITIES		137,817
MEMBERS' EQUITY		1,454,007
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,591,824

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

AQUAS Financial, LLC (the "Company") is a securities broker-dealer located in Austin, Texas. The Company changed its name from DLP Securities, LLC to AQUAS Financial, LLC as of January 19, 2023 It is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), both effective August 12, 2021. The Company was formed in the State of Texas as of August 25, 2020. The Company has two Members.

The Company has not yet commenced operations. The Company will offer a full range of securities brokerage services together with proprietary asset management tools utilizing an advanced electronic trading platform entitled "AQUAS". The Company plans to provide state-of-the-art online trading in national market system ("NMS") and over-the-counter ("OTC") equities, debt securities, listed equity options, mutual funds, and exchange-traded products.

The Company operates pursuant to the full provisions of SEC Rule 15c3-3 (the "Customer Protection Rule"), clearing securities transactions on an omnibus basis through a clearing firm.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Board's ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates
Financial statements prepared in conformity with GAAP require management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

Cash
The Company maintains bank accounts with three major financial institutions. Cash was $1,353,211 as of December 31, 2025, including $31,481 of cash held at its clearing broker. The Company's cash balance may at times exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000. At December 31, 2025, the Company's balance exceeded federally insured limit by $941,638.

Cash Equivalents
The Company has defined cash equivalents as highly liquid investments with original maturities of less than three months. There were no cash equivalents as of December 31, 2025.

Deposit with Clearing Broker
The Company maintains a required cash deposit of $100,000 with its clearing broker. At December 31, 2025, the balance is $112,018, including $12,018 of interest.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables

Receivable balances are stated at net realizable value. An allowance for doubtful accounts is recorded, if appropriate, based upon the Company's assessment of relevant collectability factors, in accordance with ASC 326, Financial Instruments – Current Expected Credit Losses ("CECL"). This standard requires the immediate recognition of estimated credit losses expected over the life of applicable financial assets.

The Company's CECL evaluation considers factors such as historical experience; credit quality; terms; balances; current and projected economic conditions; and other relevant collectability matters.

The Company had no receivables as of December 31, 2025.

Taxes

The Company is classified as a limited liability company and all taxes pass through to the members. The Company implemented ASC 740-10-65-1 for uncertain tax positions. For the year ended December 31, 2025, the Company had no uncertain tax positions.

NOTE 3. RELATED PARTY TRANSACTIONS

An affiliate of the Company provides a technology platform which the Company will use for its trading business. In 2025, since the Company was testing the trading system, the affiliate did not charge the Company for use of the trading platform. In 2025, when active trading commences, the affiliate will charge the Company a fee for use of the trading platform.

The Company has a sublease agreement with an affiliate where the affiliate rents office space from the Company. The affiliate paid the Company $40,000 for rent in 2025. The balance payable as of December 31, 2025, was $0.

NOTE 4. LEASE

The Company follows FASB's ASU 842. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. In October 2024, the Company entered into a 22 month lease for its headquarters in Plano, Texas. Lease liabilities are recognized at the present value of the fixed lease payments using a weighted average discount rate of 3.67%. At December 31, 2025, the cash paid to reduce lease liability is $192,000 and the weighted average remaining lease term in years is 0.58. Right of use assets are recognized based on the amortized initial present value of the fixed lease payments. Future minimum rental payments under non-cancelable operating leases as of December 31, 2025, are as follows:

Year	Amount
2026	$ 112,000
Inputted interest	(1,255)
Present value of lease liability	$ 110,745

NOTE 5. COUNTERPARTY RISK

The counterparties for the Company's transactions include broker-dealers, banks and other financial institutions. The Company is subject to credit risk in the event the counterparty does not fulfill its obligations. With respect to securities transactions, the Company is responsible to indemnify the clearing broker for any losses resulting from the Company's or counterparty's failure to fulfill their contractual obligations. At December 31, 2025, the Company had no such liability.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company may be involved in litigation, claims and regulatory actions arising out of the normal course of business as a securities broker-dealer. The Company is not aware of any such matters as of December 31, 2025. The Company had no commitments and contingencies as of December 31, 2025.

NOTE 7. SEGMENT REPORTING

Segment Reporting

In November 2023, the FASB issued ASU 2023-07 on segment reporting effective for entities with fiscal years beginning after December 15, 2023.

The Company has one reportable segment: securities trading (the "Segment"). The Segment provides a trading platform where customers can purchase and sell securities for which the Company receives a commission. The Company derives revenue primarily in North America. The Company has not commenced operations and did not recognize any commission revenue for the year ended December 31, 2025.

The Company's chief operating decision maker (the "CODM") is the chief executive officer. The accounting policies of the Segment are the same as those described in the summary of significant accounting policies. The CODM assesses the performance of the Segment and decides how to allocate resources based on net income as reported on the Statement of Operations. The measure of Segment assets is reported in the Statement of Financial Condition as total assets.

The Company's expenses are regularly reviewed by the CODM in a format that aligns directly with the total as presented in the Statement of Operations.

NOTE 8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $1,429,672 which was $1,179,672 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.0249 to 1.

NOTE 9. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued. No material subsequent events occurred during this period that were required to be recognized or disclosed in the financial statements.